General Electric Company 5 Necco Street Boston, Massachusetts 02210 (617) 443-3000	GE Capital Funding, LLC 901 Main Avenue Norwalk, Connecticut 06801 (617) 443-3000

February 12, 2021

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	General Electric Company and GE Capital Funding, LLC
Registration Statement on Form S-4 (File No. 333-253042)

Ladies and Gentlemen:

This letter is sent on behalf of General Electric Company (“GE”) and GE Capital Funding, LLC (“GECF” and, together with GE, the “Companies”) in connection with a Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Companies on the date hereof pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed offer to exchange (the “Exchange Offer”) GECF’s outstanding 3.450% notes due 2025, 4.050% notes due 2027, 4.400% notes due 2030 and 4.550% notes due 2032, in each case guaranteed by GE (the “Outstanding Notes”), for up to $1,350,000,000 aggregate principal amount of its new 3.450% notes due 2025, $1,000,000,000 aggregate principal amount of its new 4.050% notes due 2027, $2,900,000,000 aggregate principal amount of its new 4.400% notes due 2030 and $750,000,000 aggregate principal amount of its new 4.550% notes due 2032, in each case guaranteed by GE (the “Exchange Notes”).

The Companies are registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-Action Letter available May 13, 1988, Morgan Stanley & Co., SEC No-Action Letter available June 5, 1991, and Shearman & Sterling, SEC No-Action Letter available July 2, 1993. The Companies have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Companies’ information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Companies will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the Exchange Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-Action Letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction and be identified as an underwriter in the prospectus. The Companies acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation SK.

The Companies will include in the letter of transmittal or similar documentation to be executed by an Exchange Offer offeree in order to participate in the Exchange Offer a provision equivalent to the following:

If the Exchange Offer offeree is a broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Companies will also require that each participant in the Exchange Offer furnish a representation in the letter of transmittal or similar documentation that neither such participant nor, to the actual knowledge of such participant, any other person receiving Exchange Notes from such participant, has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

The Companies will make broker-dealers participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

Please do not hesitate to contact Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 with any questions or comments concerning this letter.

[Signature Page to follow]

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Sincerely,

GENERAL ELECTRIC COMPANY

By:	/s/Christoph A. Pereira
Name:	Christoph A. Pereira
Title: Vice President, Chief Risk Officer and Chief Corporate Counsel

GE CAPITAL FUNDING, LLC

By:	/s/ Michael Taets
Name:	Michael Taets
Title:	President and Sole Manager

cc:	Andrew L. Fabens, Esq., Gibson, Dunn & Crutcher LLP